UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 17, 2009

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on March 12, 2009.

For fiscal year 2008 for the first time Luxottica’s consolidated net sales top Euro 5 billion

In 2008 the Group further strengthened its equity structure and optimized costs to best position itself to take advantage of future opportunities

Milan, Italy, March 12, 2009 - The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a global leader in the design, manufacturing and distribution of fashion, luxury and sports eyewear, approved today its consolidated financial results for the year ended December 31, 2008 in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and with International Financial Reporting Standards (IFRS), certain figures of which were already announced through a broadly disseminated press release issued on February 5, 2009.

Fiscal Year 2008(1), according to U.S. GAAP

(In millions of euros)	FY08	FY07	% Change

Net sales	5,201.6	4,966.1	+4.7% (up 10.7% at constant exchange rates)

EBITDA(2)	1,014.7	1,046.1(3)	-3.0%(3)

Operating income	749.8	813.3(3)	-7.8%(3)

Net income	395.0(4)	479.2(3)	-17.6%(3),(4)

Earnings per share (Euro)	0.87(4)	1.05(3)	-17.8%(3),(4)
- Before trademark amortization(2)	0.96(4)	1.14(3)	-15.4%(3),(4)

Earnings per share (Dollars)	1.27(4)	1.44(3)	-11.8%(3),(4)
- Before trademark amortization(2)	1.42(4)	1.56(3)	-9.2%(3),(4)

Fourth quarter of 2008(1), according to U.S. GAAP

(In millions of euros)	4Q08	4Q07	% Change

Net sales	1,236.5	1,188.5	+4.0% (same at constant exchange rates)

EBITDA(2)	186.1	215.7	-13.7%

Operating income	117.4	151.7	-22.6%

Net income	54.1(4)	96.9	-44.2%(4)

Earnings per share (Euro)	0.12(4)	0.21	-44.3%(4)
- Before trademark amortization(2)	0.14(4)	0.24	-39.7%(4)

Earnings per share (Dollars)	0.16(4)	0.31	-49.3%(4)
- Before trademark amortization(2)	0.19(4)	0.35	-45.1%(4)

“We closed 2008, a particularly challenging year, with all-time high consolidated sales of over €5 billion, net income of nearly Euro 400 million and free cash flow of Euro 300 million,” said Andrea Guerra, CEO of Luxottica Group. “We successfully completed the first full year of working with Oakley and laid the foundation for Luxottica’s long-term growth, even through a period as difficult as the one we are now facing,”.

For Luxottica, 2008 was characterized by three factors: the first year of integration with Oakley, the depreciation of the U.S. Dollar and other currencies used by the Group against the Euro, the drastic contraction first of the U.S. market and then of the European market.

Luxottica has reacted to this situation with all the flexibility and efficacy of its integrated business model, which enabled it to continue to generate significant free cash flow(2) generation (Euro 302 million for fiscal 2008). In particular, Luxottica benefited from the merger with Oakley, from ongoing investments (around Euro 300 million over the course of the year) and measures to boost sales and improve efficiency from which the Group expects to reap significant advantages in the coming quarters. Such measures will also allow Luxottica to further strengthen its equity structure and optimize costs to be in a position to take advantage of new opportunities.

“We have already implemented a series of measures that will enable us to rapidly and flexibly adapt to the new environment and that will both contribute to boosting sales and streamline our cost structure across all divisions and geographic regions,” continued Mr. Guerra. “We are working hard to optimize our working capital and balance sheet to maintain our ability to generate excellent cash flow levels, even in the present situation, enabling us to take advantage of opportunities that may arise. We are also rapidly adapting our manufacturing, distribution and sales capacity to the new needs of the market.”

Actions for 2009

The year 2009 promises to be a demanding one, especially in the first and second quarters. The comparison with 2008 will be challenging because of the structural adjustments that the market is undergoing. The first half of the year will see the completion of most of the measures that are enabling the Group to more effectively adapt to a changing market and to be best positioned for the future.

SALES

–                After posting its sixth consecutive year of double-digit growth, in 2009 Ray-Ban will continue to be the world’s leading eyewear brand thanks to, among other things, the success of its many iconic models, an improvement in the sales mix, acceleration in the prescription segment and the launch of collections that are particularly innovative in both design and materials (for example, Ray-Ban Tech).

–                In 2009, Luxottica benefits from the second full year of the integration with Oakley, further synergies between the two structures and the yet-to-be-fully-recognized potential of Oakley in Europe and emerging markets. The brand is expected to continue to grow significantly also in 2009, thanks to the launch of new models in the sports and high-performance segments, further development of optical and women’s collections and an exclusive sun lens technology, one of the best available in the market today, that has the potential to generate strong synergies at Group level. The innovative Jawbone model, to be launched in the next few weeks, is expected to contribute significantly to the brand’s continuing success.

–                Regarding other projects, 2009 is an important year for REVO. This brand’s manufacturing and distribution in the sports channel are now managed by Oakley.

–                On the premium and luxury front, the Group is rolling out numerous projects, collections and special editions to attract customers less inclined to make purchases at this time.

–                Increased priority is being given to the more resilient prescription business, where Luxottica is looking to grow in terms of market penetration, client service and breadth of offering. Here the launch of the Prada Linea Rossa Vista collection will be an important contributor.

–                Particular care is going into the selection of the product offerings by geographic region and type of customer, so that commercial strategies are even more aligned with  local needs. The approach to key clients will be made more effective to capitalize on the entire brand portfolio, with activities planned over increasingly longer periods and with investments in the potential of individual clients.

–                Building on the past three years of success, the STARS program will be continued. Its goal is to reach over 1,000 clients and to establish even stronger relationships of trust with an important category of clients.

–                In the retail division, after the entry into Thailand and India, the Group will consider new opportunities in emerging markets as well as premium locations that might become available even in the mature markets. In North America, the Group will continue to pursue a strategy of segmentation and differentiation in the approach to consumers by retail brand, to optimize the potential of each brand and attract new consumers. Particularly relevant in this context will be LensCrafters, which is working to further strengthen its status of America’s leading optical brand by leveraging its values of excellence in service and breadth of offering.

MEASURES TO BOOST EFFICIENCY AND OPTIMIZE EQUITY STRUCTURE

–                After having rapidly completed the complex process of adjusting manufacturing capacity, in 2009 the Group will continue to drive the optimization of its working capital and balance sheet. In particular, the goal is to reduce inventories by approximately 10% to 15%, to see a significant improvement in the entire supply chain and to revise commercial terms with around 80% of suppliers.

–                New investments, which in 2009 will be just under Euro 200 million, will be carefully selected and focus on high value-added IT and supply chain projects.

–                There will be a strong focus on containing all expenses, at both the operating level and in the commercial areas. The brand portfolio and the international sales structure will be further optimized. Additionally. advertising spending will be cut in order to strengthen product promotion in the field.

–                The Group plans to optimize its global retail network, resulting in a 2% to 3% reduction in store numbers worldwide.

Luxottica expects to benefit from changing euro/dollar exchange rates in 2009 but is also looking intently at other currencies which have different impacts on sales performance and profitability.

The performance of the Group in 2008

In 2008, consolidated net sales rose at sustained rates, increasing by 10.7% at constant exchange rates (by 4.7% at current exchange rates), thus passing the Euro 5 billion mark for the first time in the history of the Group (Euro 5,201.6 million, compared with Euro 4,966.1 million for fiscal year 2007). This was mainly due to the contribution made by Oakley sales. Pro forma consolidated net sales(5) at constant exchange rates, on the other hand, were substantially unchanged (down 0.8%).

In the fourth quarter of 2008, overall demand contracted significantly, resulting in a reduction in margins for both the retail and wholesale divisions: sharp and sudden declines in sales have an immediate impact on operating margins, especially for the Retail division. At the same time, during the fourth quarter the Group took a number of significant steps within its manufacturing and logistics operations, which are contributing to returning the Group’s balance sheet to its optimal status. The Group’s net sales for the fourth quarter were Euro 1,236.5 million, compared with Euro 1,188.5 million for the fourth quarter of 2007 (unchanged at constant exchange rates, up by 4% at current exchange rates), while pro forma net sales(5) were down by 5.5% at constant exchange rates.

Regarding operating performance, EBITDA(2) for the year decreased slightly (by 3%(3) to Euro 1,014.7 million for 2008, from Euro 1,046.1(3) million for the previous year). On a pro forma basis(5), EBITDA margin(2) declined by 120 bps(3) to 19.5%, from 20.7%(3) for fiscal 2007. In the fourth quarter, EBITDA(2) declined by 13.7% to Euro 186.1 million, from Euro 215.7 million for the same period the previous year.

Operating income for the year was Euro 749.8 million, compared with Euro 813.3(3) million for the previous year (reflecting a decline by 7.8%(3)). On a pro forma basis(5), the Group’s operating margin for the full year was 14.4%, compared with 15.5%(3) for 2007 (down by 110 bps(3)). For the fourth quarter, operating income was Euro 117.4 million, reflecting a 22.6% decline from Euro 151.7 million for the same period the previous year.

Net income for fiscal year 2008 was Euro 395.0(4) million (Euro 479.2(3) million in 2007, reflecting a 17.6%(3),(4) decline from the previous year), with earnings per share (EPS) of Euro 0.87(4) (at an average Euro/U.S. Dollar exchange rate of 1.47). On a comparable basis, i.e. considering EPS in U.S. Dollars before trademark amortization(2), the decrease would have been limited to 9.2%(3),(4). The change was almost entirely due to greater financial charges than in the previous year in connection with the Oakley transaction and to exchange rate fluctuations.

The EPS figure does not include an extraordinary capital loss of Euro 15 million net of taxes (equivalent to approximately Euro 0.03 per share) due to the write-off of debt related to the sale of the Things Remembered retail chain in September 2006.

Strong cash flow generation enabled the Group to reduce its net debt(2). Due to the impact of exchange rate fluctuations, however, the Group’s net debt(2) at December 31, 2008 stood at Euro 2,949.5 million (compared with Euro 2,871.8 million at December 31, 2007). Thanks to tight controls on working capital, the net debt/EBITDA ratio(2) was 2.9 (2.8 net of the effect of exchange rate fluctuations, in line with the previous year’s level).

§

Luxottica Group’s Board of Directors today voted to call the Ordinary Meeting of Shareholders for April 29, 2009 (on first call) and April 30, 2009 (on second call) to approve the Group’s financial statements for fiscal year 2008. To further strengthen the Group’s equity structure and have sufficient resources to be able to capitalize on new opportunities that arise, the Board deemed it not appropriate to propose to shareholders, for the time being, the payment of a dividend for fiscal year 2008, while deciding to defer the matter to a possible shareholders’ meeting to be called in the second half of 2009.

§

Results for fiscal year 2008 will be discussed tomorrow, Friday, March 13, during the course of a presentation to the financial community starting at 9:30 AM GMT in London. The presentation will be available to all via live webcast at www.luxottica.com.

The officer responsible for preparing the company’s financial reports, Enrico Cavatorta, declares, pursuant to paragraph 2 of Article 154-bis of the Consolidated Law on Finance, that the accounting information contained in this press release corresponds to the document results, books and accounting records.

Media and investor relations contacts

Ivan Dompé Group Corporate Communications Director Tel.: +39 (02) 8633 4726 Email: ivan.dompe@luxottica.com	Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4718 Email: InvestorRelations@Luxottica.com

Luca Biondolillo Group Director of International Communications Tel.: +39 (02) 8633 4668 Email: LucaBiondolillo@Luxottica.com

www.luxottica.com

Notes to the press release

(1)         All comparisons, including percentage changes, are between the three-month and twelve-month periods ended December 31, 2008 and 2007, in accordance with U.S. GAAP.

(2)         EBITDA, pro forma EBITDA, EBITDA margin, free cash flow, net debt, the ratio of net debt to pro forma EBITDA and EPS before trademark amortization are all non-U.S. GAAP measures. For additional disclosure regarding such measures, please refer to the tables attached.

(3)         This excludes an extraordinary item arising from the transfer of real estate in 2Q07 (approximately €20 million pre-tax and €13 million after tax).

(4)         This excludes an extraordinary capital loss of €15 million net of tax (approximately €0.03 per share) due to the write-off of a credit related to the sale of the Things Remembered retail chain in September 2006.

(5)         Pro forma data reflects the inclusion of results by Oakley, Inc., a subsidiary that was acquired in November 2007, as if it had been acquired on January 1, 2007.

(6)         Comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

About Luxottica Group S.p.A.

Luxottica Group is a global leader in premium fashion, luxury and sports eyewear, with over 6,250 optical and sun retail stores in North America, Asia-Pacific, China, South Africa and Europe and a strong and well balanced brand portfolio. Luxottica’s key house brands include Ray-Ban, the best known sun eyewear brand in the world, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while license brands include Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Salvatore Ferragamo, Tiffany and Versace. In addition to a global wholesale network covering 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Australasia, LensCrafters in Greater China and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based manufacturing plants and in two wholly-owned plants in China. In 2008, Luxottica Group posted consolidated net sales of €5.2 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to successfully integrate Oakley’s operations, the ability to realize expected synergies from the merger with Oakley, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to manage the effect of the poor current global economic conditions on our business and predict future economic conditions and changes in consumer preferences, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, the ability to effectively integrate other recently acquired businesses, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

 - TABLES AND APPENDIX TO FOLLOW -

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

DECEMBER 31, 2008 AND DECEMBER 31, 2007

KEY FIGURES IN THOUSANDS OF EURO (3)

	2008	2007	% Change

NET SALES	1,236,476	1,188,500	4.0%

NET INCOME	38,825	96,926	-59.9%

NET INCOME w/o extr. Loss	54,106	96,926	-44.2%

BASIC EARNINGS PER SHARE (ADS) w/o extr. loss (2) (4):	0.12	0.21	-44.3%

EPS PRE-TRADEMARK AMORTIZATION w/o extr. Loss (2) (4) (5):	0.14	0.24	-39.7%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)

	2008	2007	% Change

NET SALES	1,629,675	1,721,662	-5.3%

NET INCOME	51,171	140,407	-63.6%

NET INCOME w/o extr. Loss	71,312	140,407	-49.2%

BASIC EARNINGS PER SHARE (ADS) w/o extr. loss (2) (4):	0.16	0.31	-49.3%

EPS PRE-TRADEMARK AMORTIZATION w/o extr. Loss (2) (4) (5):	0.19	0.35	-45.1%

Notes :		2008	2007
(1)	Average exchange rate (in U.S. Dollars per Euro)	1.3180	1.4486
(2)	Weighted average number of outstanding shares	456,816,446	456,047,831
(3)	Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(4)

Excluding the non-recurring loss on the write-off of credit related to the sale of Things Remembered. The impact of such write-off is a loss of approximately € 15 million after tax or € 0.03 per share.

(5)	EPS before trademark amortization is not a US-GAAP measure. For additional disclosure regarding non-US GAAP measures and a reconciliation to US GAAP measures, see the tables attached.

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE YEAR ENDED

DECEMBER 31, 2008 AND DECEMBER 31, 2007

KEY FIGURES IN THOUSANDS OF EURO (3)

	2008	2007	% Change

NET SALES	5,201,611	4,966,054	4.7%

NET INCOME	379,722	492,204	-22.9%

NET INCOME w/o extr. gain/loss (4) (5)	395,003	479,191	-17.6%

BASIC EARNINGS PER SHARE (ADS) w/o extr. loss (2) (4) (5):	0.87	1.05	-17.8%

EPS PRE-TRADEMARK AMORTIZATION w/o extr. Loss (2) (4) (5) (6):	0.96	1.14	-15.4%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)

	2008	2007	% Change

NET SALES	7,650,009	6,805,977	12.4%

NET INCOME	558,457	674,566	-17.2%

NET INCOME w/o extr. gain/loss (4) (5)	580,931	656,732	-11.5%

BASIC EARNINGS PER SHARE (ADS) w/o extr. loss (2) (4) (5):	1.27	1.44	-11.8%

EPS PRE-TRADEMARK AMORTIZATION w/o extr. Loss (2) (4) (5) (6):	1.42	1.56	-9.2%

Notes :		2008	2007
(1)	Average exchange rate (in U.S. Dollars per Euro)	1.4707	1.3705
(2)	Weighted average number of outstanding shares	456,563,502	455,184,797
(3)	Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(4)

Excluding non-recurring gain related to the sale of a real estate property in 2Q 2007. The impact of the sale was a gain of approximately € 20 million before taxes and approximately €13 million after taxes

(5)

Excluding the non-recurring loss on the write-off of credit related to the sale of Things Remembered. The impact of such write-off is a loss of approximately € 15 million after tax or € 0.03 per share.

(6)	EPS before trademark amortization is not a US-GAAP measure. For additional disclosure regarding non-US GAAP measures and a reconciliation to US GAAP measures, see the tables attached.

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

DECEMBER 31, 2008 AND DECEMBER 31, 2007

In thousands of Euro (1)	4Q08 (2)	% of sales	4Q07	% of sales	% Change

NET SALES	1,236,476	100.0%	1,188,500	100.0%	4.0%
COST OF SALES	(436,458)		(423,605)
GROSS PROFIT	800,018	64.7%	764,895	64.4%	4.6%
OPERATING EXPENSES:
SELLING EXPENSES	(448,566)		(391,988)
ROYALTIES	(24,346)		(33,009)
ADVERTISING EXPENSES	(69,154)		(81,600)
GENERAL AND ADMINISTRATIVE EXPENSES	(121,470)		(86,154)
TRADEMARK AMORTIZATION	(19,034)		(20,463)
TOTAL	(682,570)		(613,214)
OPERATING INCOME	117,448	9.5%	151,681	12.8%	-22.6%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(35,252)		(30,313)
INTEREST INCOME	3,384		6,019
OTHER - NET	(33,780)		16,109
OTHER INCOME (EXPENSES)-NET	(65,648)		(8,185)
INCOME BEFORE PROVISION FOR INCOME TAXES	51,800	4.2%	143,496	12.1%	-63.9%
PROVISION FOR INCOME TAXES	(10,368)		(44,114)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	41,432		99,382
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(2,607)		(2,455)
NET INCOME	38,825	3.1%	96,926	8.2%	-59.9%
BASIC EARNINGS PER SHARE (ADS):	0.08		0.21
FULLY DILUTED EARNINGS PER SHARE (ADS):	0.08		0.21

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	456,816,446		456,047,831
FULLY DILUTED AVERAGE NUMBER OF SHARES	457,405,862		458,478,516

Notes :
(1)	Except earnings per share (ADS), which are expressed in Euro
(2)

Including the non-recurring loss on the write-off of credit related to the sale of Things Remembered. The impact of such write-off is a loss of approximately € 15 million after tax or € 0.03 per share.

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED

DECEMBER 31, 2008 AND DECEMBER 31, 2007

In thousands of Euro (1)	2008 (3)	% of sales	2007 (2)	% of sales	% Change

NET SALES	5,201,611	100.0%	4,966,054	100.0%	4.7%
COST OF SALES	(1,744,907)		(1,575,618)
GROSS PROFIT	3,456,705	66.5%	3,390,436	68.3%	2.0%
OPERATING EXPENSES:
SELLING EXPENSES	(1,706,474)		(1,591,438)
ROYALTIES	(115,639)		(129,644)
ADVERTISING EXPENSES	(339,258)		(348,198)
GENERAL AND ADMINISTRATIVE EXPENSES	(473,829)		(423,878)
TRADEMARK AMORTIZATION	(71,742)		(63,965)
TOTAL	(2,706,942)		(2,557,123)
OPERATING INCOME	749,763	14.4%	833,313	16.8%	-10.0%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(135,267)		(89,498)
INTEREST INCOME	13,265		17,087
OTHER - NET	(37,890)		19,780
OTHER INCOME (EXPENSES)-NET	(159,892)		(52,631)
INCOME BEFORE PROVISION FOR INCOME TAXES	589,870	11.3%	780,681	15.7%	-24.4%
PROVISION FOR INCOME TAXES	(194,657)		(273,501)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	395,213		507,180
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(15,492)		(14,976)
NET INCOME	379,722	7.3%	492,204	9.9%	-22.9%
BASIC EARNINGS PER SHARE (ADS):	0.83		1.08
FULLY DILUTED EARNINGS PER SHARE (ADS):	0.83		1.07
WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	456,563,502		455,184,797
FULLY DILUTED AVERAGE NUMBER OF SHARES	457,717,044		458,530,609

Notes :
(1)	Except earnings per share (ADS), which are expressed in Euro
(2)

Including non-recurring gain related to the sale of a real estate property in 2Q 2007. The impact of the sale was a gain of approximately € 20 million before taxes and approximately €13 million after taxes

(3)

Including the non-recurring loss on the write-off of credit related to the sale of Things Remembered. The impact of such write-off is a loss of approximately € 15 million after tax or € 0.03 per share.

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2008 AND DECEMBER 31, 2007

In thousands of Euro	December 31, 2008	December 31, 2007

CURRENT ASSETS:
CASH	288,450	302,894
MARKETABLE SECURITIES	23,550	21,345
ACCOUNTS RECEIVABLE	630,018	665,184
SALES AND INCOME TAXES RECEIVABLE	151,609	89,000
INVENTORIES	570,987	575,016
PREPAID EXPENSES AND OTHER	144,054	139,305
DEFERRED TAX ASSETS - CURRENT	131,907	117,853
TOTAL CURRENT ASSETS	1,940,575	1,910,597

PROPERTY, PLANT AND EQUIPMENT - NET	1,170,698	1,057,782

OTHER ASSETS
INTANGIBLE ASSETS - NET	3,928,804	3,907,957
INVESTMENTS	5,503	17,668
OTHER ASSETS	175,234	194,329
SALES AND INCOME TAXES RECEIVABLE	965	1,042
DEFERRED TAX ASSETS - NON-CURRENT	83,447	67,891
TOTAL OTHER ASSETS	4,193,952	4,188,887

TOTAL	7,305,225	7,157,266

CURRENT LIABILITIES:
BANK OVERDRAFTS	432,465	455,588
CURRENT PORTION OF LONG-TERM DEBT	286,213	792,617
ACCOUNTS PAYABLE	398,080	423,432
ACCRUED EXPENSES AND OTHER	390,783	441,721
ACCRUAL FOR CUSTOMERS’ RIGHT OF RETURN	31,363	26,557
INCOME TAXES PAYABLE	18,353	19,314
TOTAL CURRENT LIABILITIES	1,557,255	2,159,229

LONG-TERM LIABILITIES:
LONG-TERM DEBT	2,519,289	1,926,523
LIABILITY FOR TERMINATION INDEMNITIES	55,522	56,911
DEFERRED TAX LIABILITIES - NON-CURRENT	233,551	248,377
OTHER	385,687	229,972
TOTAL LONG-TERM LIABILITIES	3,194,049	2,461,782

COMMITMENTS AND CONTINGENCIES:
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	47,328	41,097

SHAREHOLDERS’ EQUITY:
463,368,233 ORDINARY SHARES AUTHORIZED AND ISSUED - 456,933,447 SHARES OUTSTANDING	27,802	27,757
NET INCOME	379,722	492,204
RETAINED EARNINGS	2,099,068	1,975,196
TOTAL SHAREHOLDERS’ EQUITY	2,506,592	2,495,158

TOTAL	7,305,225	7,157,266

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE YEAR ENDED

DECEMBER 31, 2008 AND DECEMBER 31, 2007

- SEGMENTAL INFORMATION -

In thousands of Euro	Manufacturing and Wholesale	Retail	Oakley	Inter-Segment Transactions and Corporate Adj.	Consolidated

2008

Net Sales	2,472,330	3,109,146		(379,864)	5,201,611
Operating Income	545,507	291,469		(87,214)	749,763
% of sales	22.1%	9.4%			14.4%
Capital Expenditures	125,489	170,946			296,436
Depreciation & Amortization	85,987	123,129		55,821	264,937
Assets	2,750,630	1,509,658		3,044,937	7,305,225

2007 (2)

Net Sales	1,992,740	3,233,802	86,964	(347,452)	4,966,054
Operating Income	527,991	361,809	3,717	(80,224)	813,293
% of sales	26.5%	11.2%	4.3%		16.4%
Capital Expenditures	112,973	213,293	8,503		334,769
Depreciation & Amortization	68,981	118,100	7,682	38,050	232,813
Assets	2,321,204	1,405,299	1,937,292	1,493,471	7,157,266

2007 Pro-forma (1) (2)

Net Sales	2,577,786	3,407,907		(446,693)	5,539,000
Operating income	593,898	376,660		(112,453)	858,105
% of sales	23.0%	11.1%			15.5%
Depreciation & Amortization	97,012	126,473		64,681	288,166

Notes :

(1)

These consolidated adjusted amounts are a non-GAAP measurement. The company has included this measurement to give comparative information for the two periods discussed, aligning the consolidation periods of Oakley for both years 2007 and 2008. They reflect the consolidation of Oakley results for the twelve months of 2007 (as it is in 2008) and same trademark amortization as in 2008. This information does not purport to be indicative of the actual result that would have been achieved had the Oakley acquisition been completed as of January 1, 2007.

(2)

Excluding non-recurring gain related to the sale of a real estate property in 2Q 2007. The impact of the sale was a gain of approximately € 20 million before taxes and approximately €13 million after taxes

LUXOTTICA GROUP

RECONCILIATION OF THE CONSOLIDATED INCOME STATEMENT

PREPARED IN ACCORDANCE WITH US GAAP AND IAS / IFRS FOR THE YEAR ENDED DECEMBER 31, 2008

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2008

In thousands of Euro (2)	US GAAP										IAS / IFRS
	2008	IFRS 2	IAS 2	IFRS 3	IAS 12	IAS 19	IAS 36	IAS 38	IAS 39	Total	2008

		Stock option	Inventories	Business combination	Income Taxes	Employee benefit	Impairment of Assets	Intangible Depreciation	Derivatives / Amortized cost	adj. IAS-IFRS

NET SALES	5,201,611										5,201,611
COST OF SALES	(1,744,907)		3,490	(868)						2,622	(1,742,284)
GROSS PROFIT	3,456,705		3,490	(868)						2,622	3,459,327
OPERATING EXPENSES:
SELLING EXPENSES	(1,706,474)		(5,177)	(16,776)			(354)			(22,307)	(1,728,780)
ROYALTIES	(115,639)										(115,639)
ADVERTISING EXPENSES	(339,258)							1,747		1,747	(337,511)
GENERAL AND ADMINISTRATIVE EXPENSES	(473,829)	31,885		(32,337)		265				(187)	(474,016)
TRADEMARK AMORTIZATION	(71,742)										(71,742)
TOTAL	(2,706,942)	31,885	(5,177)	(49,113)		265	(354)	1,747		(20,746)	(2,727,688)
OPERATING INCOME	749,763	31,885	(1,687)	(49,981)		265	(354)	1,747		(18,124)	731,639
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(135,267)			(3,223)	(1,321)				16,808	12,264	(123,002)
INTEREST INCOME	13,265										13,265
OTHER - NET	(37,890)	4,247			90				23	4,360	(33,530)
OTHER INCOME (EXPENSES)-NET	(159,892)	4,247		(3,223)	(1,231)				16,831	16,625	(143,268)
INCOME BEFORE PROVISION FOR INCOME TAXES	589,870	36,132	(1,687)	(53,204)	(1,231)	265	(354)	1,747	16,831	(1,499)	588,371
PROVISION FOR INCOME TAXES	(194,657)	(2,594)	665	18,388	(5,607)	(339)	140	(670)	(5,824)	4,158	(190,499)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	395,213	33,538	(1,022)	(34,815)	(6,838)	(74)	(214)	1,077	11,007	2,659	397,872
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(15,492)			7,787						7,787	(7,705)
NET INCOME	379,722	33,538	(1,022)	(27,029)	(6,838)	(74)	(214)	1,077	11,007	10,446	390,167
BASIC EARNINGS PER SHARE (ADS) (1)	0.83										0.85
FULLY DILUTED EARNINGS PER SHARE (ADS) (1)	0.83										0.85

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	456,563,502										456,563,502
FULLY DILUTED AVERAGE NUMBER OF SHARES	457,717,044										457,844,280

Notes :

(1)  Except earnings per share (ADS), which are expressed in Euro

(2)  Including the non-recurring loss on the write-off of credit related to the sale of Things Remembered. The impact of such write-off is a loss of approximately € 15 million after tax or € 0.03 per share

Non-U.S. GAAP Measure: EBITDA and EBITDA margin

EBITDA represents operating income before depreciation and amortization. EBITDA margin means EBITDA divided by net sales.

The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry.

Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA and EBITDA margin are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP).  We include them in this presentation in order to:

•             improve transparency for investors;

•             assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•             assist investors in their assessment of the Company’s cost of debt;

•             ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•             properly define the metrics used and confirm their calculation; and

•             share these measures with all investors at the same time.

EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with U.S. GAAP.

Rather, these non-GAAP measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that these measures are not defined terms under U.S. GAAP and their definitions should be carefully reviewed and understood by investors.

Investors should be aware that Luxottica Group’s method of calculating EBITDA may differ from methods used by other companies.  The Company recognizes that the usefulness of EBITDA has certain limitations, including:

•             EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows.

Therefore, any measure that excludes interest expense may have material limitations;

•             EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits.

Therefore, any measure that excludes depreciation and expense may have material limitations;

•             EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•             EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•             EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•             EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with U.S. GAAP measurements, to assist in the evaluation of our operating performance and leverage.

See the tables on the following pages for a reconciliation of EBITDA to operating income, which is the most directly comparable U.S. GAAP financial measure, as well as the calculation of EBITDA margin on net sales.

Non-U.S. GAAP Measure: EBITDA and EBITDA margin

Millions of Euro	4Q08	4Q07	4Q07 pro forma(1)

Operating income (+)	117.4	151.7	150.6

Depreciation & amortization (+)	68.6	64.0	73.2
(+)

EBITDA	186.1	215.7	223.8
(=)

Net sales	1,236.5	1,188.5	1,257.9
(/)

EBITDA margin	15.0%	18.1%	17.8%
(=)

(1) These pro forma figures reflect the inclusion of the consolidated results of Oakley, Inc., a subsidiary that was acquired in November 2007, as if it was acquired on January 1, 2007.

Non-U.S. GAAP Measure: EBITDA and EBITDA margin

Millions of Euro	FY08	FY07(2)	FY07 pro forma(1)(2)

Operating income (+)	749.8	813.3	858.1

Depreciation & amortization (+)	264.9	232.8	288.2
(+)

EBITDA	1,014.7	1,046.1	1,146.3
(=)

Net sales	5,201.6	4,966.1	5,539.0
(/)

EBITDA margin	19.5%	21.1%	20.7%
(=)

(1) These pro forma figures reflect the inclusion of the consolidated results of Oakley, Inc., a subsidiary that was acquired in November 2007, as if it was acquired on January 1, 2007.

(2) Excluding non-recurring gain related to the sale of a  real estate property in 2Q 2007. The impact of the sale was a gain of approximately €20 million before taxes and approximately €13 million after taxes.

Non-U.S. GAAP Measure: Net Debt to EBITDA ratio

Net debt to EBITDA ratio:  Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash.  EBITDA represents operating income before depreciation and amortization.

The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry.

Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.  The ratio of net debt to EBITDA is a measure used by management to assess the Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities.

The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

EBITDA and ratio of net debt to EBITDA are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP).  We include them in this presentation in order to:

•      improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•      assist investors in their assessment of the Company’s cost of debt;

•      ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•      properly define the metrics used and confirm their calculation; and

•      share these measures with all investors at the same time.

EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with U.S. GAAP.

Rather, these non-GAAP measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that these measures are not defined terms under U.S. GAAP and their definitions should be carefully reviewed and understood by investors.

Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

•                  EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows.

Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits.

Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•      EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•      EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•                  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

•                  The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of our operating performance and leverage.

See the tables on the following pages for a reconciliation of net debt to long-term debt, which is the most directly comparable U.S. GAAP financial measure, as well as the calculation of the ratio of net debt to EBITDA.

For a reconciliation of EBITDA to operating income, which is the most directly comparable U.S. GAAP financial measure, see the tables on the preceding pages.

Non-U.S. GAAP Measure: Net debt and Net debt / EBITDA

Millions of Euro	Dec 31, 2007	Dec 31, 2008

Long-term debt	1,926.5	2,519.3
(+)

Current portion of long-term debt (+)	792.6	286.2
(+)

Bank overdrafts (+)	455.6	432.5

Cash (-)	-302.9	-288.5

Net debt (=)	2,871.8	2,949.5

EBITDA	1,066.1	1,014.7

Net debt/EBITDA	2.7x	2.9x

Net debt @ avg exchange rate (1) for the period	3,010.3	2,821.2

Net debt / EBITDA @ avg. exchange rates (1)	2.8x	2.8x

(1)  Calculated using the 12-month average exchange rate as of December 31, 2007 and December 31, 2008, respectively

Non-U.S. GAAP Measures: EPS before Trademark Amortization

Earnings per share before trademark amortization:  Earnings per share (EPS) before trademark amortization means earnings per share before trademark and other similar intangible asset amortization expense, net of taxes, per share.

The Company believes that EPS before trademark amortization is useful to both management and investors in evaluating the Company’s operating performance and prospects compared with that of other companies in its industry. Our calculation of EPS before trademark amortization allows us to compare our earnings per share with those of other companies without giving effect to the accounting effects of the amortization of the Company’s trademarks and other similar intangible assets, which may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EPS before trademark amortization is not a measure of performance under accounting principles generally accepted in the United States (U.S. GAAP).  We include it in this presentation in order to:

•      improve transparency for investors;

•      assist investors in their assessment of the Company’s operating performance;

•      ensure that this measure is fully understood in light of how the Company evaluates its operating results;

•      properly define the metrics used and confirm their calculation; and

•      share this measure with all investors at the same time.

EPS before trademark amortization is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with U.S. GAAP.

Rather, this non-GAAP measure should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that this measure is not a defined term under U.S. GAAP and its definition should be carefully reviewed and understood by investors.

Investors should be aware that Luxottica Group’s method of calculating EPS before trademark amortization may differ from methods used by other companies.

The Company recognizes that the usefulness of EPS before trademark amortization as an evaluative tool may have certain limitations, including:

•                  EPS before trademark amortization does not include the effects of amortization of the Company’s trademarks and other intangible assets.  Because trademarks and other intangible assets are important to our business and to our ability to generate sales, we consider trademark amortization expense as a necessary element of our costs.

Therefore, any measure that excludes trademark amortization expense may have material limitations.

We compensate for these limitations by using EPS before trademark amortization as one of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of our operating performance.

See the tables on the following pages for a reconciliation of EPS before trademark amortization to EPS, which is the most directly comparable U.S. GAAP financial measure.

Non-U.S. GAAP Measure: EPS before Trademark Amortization

Millions of Euro, unless otherwise noted	FY08 (2)	FY07 (1)	r

Trademark amortization and other similar intangible assets	72	64
(+)

Taxes on trademark amortization and other similar intangible assets	(26)	(24)
(-)

Trademark amortization and other similar intangible assets, net of taxes	45	40
(=)

Average number of shares outstanding as of FY December 31 (in thousands) (/)	456,564	455,185

Trademark amortization and other similar intangible assets, net of taxes, per share (=)	0.10	0.09

EPS (+)	0.87	1.05	-17.8%

EPS before trademark amortization and other similar intangible assets, net of taxes (=)	0.96	1.14	-15.4%

US$ / € average exchange rate	1.4707	1.3705

EPS before trademark amortization and other similar intangible assets, net of taxes in US$	1.42	1.56	-9.2%

(1)

Excluding non-recurring gain related to the sale of a real estate property in 2Q 2007. The impact of the sale was a gain of approximately €20 million before taxes and approximately €13 million after taxes, equivalent to €0.03 at EPS level.

(2)	Excluding the write-off of credit related to the sale of the Things Remembered business. The impact of such write-off is a loss of approximately € 15 million after tax or € 0.03 per share.

Non-U.S. GAAP Measure: EPS before Trademark Amortization

Millions of Euro, unless otherwise noted	4Q08 (1)	4Q07	r

Trademark amortization and other similar intangible assets	19	20
(+)

Taxes on trademark amortization and other similar intangible assets	(7)	(8)
(-)

Trademark amortization and other similar intangible assets, net of taxes	12	13
(=)

Average number of shares outstanding as of December 31 (in thousands) (/)	456,816	456,048

Trademark amortization and other similar intangible assets, net of taxes, per share (=)	0.03	0.03

EPS (+)	0.12	0.21	-44.3%

EPS before trademark amortization and other similar intangible assets, net of taxes (=)	0.14	0.24	-39.7%

US$ / € average exchange rate	1.3180	1.4486

EPS before trademark amortization and other similar intangible assets, net of taxes in US$	0.19	0.35	-45.1%

(1) Excluding the write-off of credit related to the sale of the Things Remembered business. The impact of such write-off is a loss of approximately € 15 million after tax or € 0.03 per share.

Non-US GAAP Measures: Free Cash Flow

Free cash flow represents income from operations before depreciation and amortization (i.e. EBITDA – see table on page 17) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. The Company believes that free cash flow is useful to both management and investors in evaluating the Company’s operating performance compared with other companies in its industry.  In particular, our calculation of free cash flow provides a clearer picture of the Company’s ability to generate net cash from operations, which may be used, among other things, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

Free cash flow is not a measure of performance under accounting principles generally accepted in the United States (U.S. GAAP).  We include it in this presentation in order to:

• Improve transparency for investors;

• Assist investors in their assessment of the Company’s operating performance and its ability to generate cash from operations in excess of its cash expenses;

• Ensure that this measure is fully understood in light of how the Company evaluates its operating results;

• Properly define the metrics used and confirm their calculation; and

• Share this measure with all investors at the same time.

Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with U.S. GAAP.

Rather, this non-GAAP measure should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

The Company cautions that this measure is not a defined term under U.S. GAAP and its definition should be carefully reviewed and understood by investors.

Investors should be aware that Luxottica Group’s method of calculation of free cash flow may differ from methods used by other companies.

The Company recognizes that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

• The manner in which the Company calculates free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

• Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

• Free cash flow can be subject to adjustment at the Company’s discretion if the Company takes steps or adopts policies that increase or diminish its current liabilities and/or changes to working capital.

We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of our operating performance.

See the table on the following page for a reconciliation of free cash flow to EBITDA and the table on page 17 for a reconciliation of EBITDA to operating income, which is the most directly comparable U.S. GAAP financial measure.

Non-U.S. GAAP Measure: Free cash flow

Millions of Euro	Dec 31, 2008
EBITDA (1)	1,014.7
r working capital	(77.0)
Capex	(296.4)

Operating cash flow	641.3
Financial charges (2)	(122.0)
Taxes	(202.2)
Extraordinary charges (3)	(15.1)

Free cash flow	302.0

(1) EBITDA is not a U.S. GAAP measure; please see table on page 17 for a reconciliation from operating income

(2) Equal interest income minus interest expenses

(3) Equal extraordinary income minus extraordinary expenses

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ ENRICO CAVATORTA
Date: March 17, 2009	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER